Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Computation of earnings:
Loss before income taxes	(201.9)	(3.7)	(237.5)	(37.6)
Plus: fixed charges	14.8	13.7	42.9	40.8
Less: capitalized interest	(1.2)	(0.6)	(1.6)	(1.5)
Earnings	(188.3)	9.4	(196.2)	1.7
Computation of fixed charges
Interest expense, net	13.0	12.6	39.4	37.7
Capitalized interest	1.2	0.6	1.6	1.5
Interest portion of operating lease expense	0.6	0.5	1.9	1.6
Fixed charges	14.8	13.7	42.9	40.8
Ratio of earnings to fixed charges	(12.7)	0.7	(4.6)	0.0
(a) When the ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected period is presented below.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Coverage deficiency - earnings to fixed charges	203.1	—	239.1	—